GREEN ENDEAVORS, LTD.

59 West 100 South, Second Floor
Telephone: (801) 575-8073	Salt Lake City, Utah 84101	Facsimile: (801) 575-8092

August 20, 2010

Securities & Exchange Commission
Division of Corporation Finance
Attn: Larry Spirgel, Assistant Director
Washington, D.C. 20549

RE:	Comment Letter Dated August 13, 2010 Green Endeavors, Ltd. Amendment No. 1 to Form 10 Filed August 3, 2010 File No. 000-54018

Dr. Mr. Spirgel,

Please consider the following in response to your letter dated August 13, 2010.

General

1. We note your response to comment one in our letter dated July 19, 2009. However, your website still refers to Nexia Holdings as a “public holding company.” Please correct this reference.

RESPONSE: We have removed the word “public” from the description of our parent company on our website.

Item 1. Business, page 3

Corporate History, page 3

2. We note that you have decided to close your location in Bountiful. Please disclose the estimated costs to wind up your operations at this location.

RESPONSE: We have analyzed the costs associated with closing the Bountiful location and estimated that the amount is $1,000 which include, (i) the cost of removing our signage from the exterior of the building which is estimated to be $500; (ii) reprinting some promotional materials to remove the Bountiful location address which is estimated to be $250; and (iii) updating the website to remove the Bountiful service menu and contact information which is estimated to be $250. Since the lease agreement expired on August 15, 2010 we do not have any early lease termination costs, the labor involved in moving fixed assets and inventory was donated by the employees of the company and there are no severance or employee benefit related costs since we transferred all Bountiful employees to our remaining Salt Lake salon.

The following has been revised and included in the amended Form 10:

The costs to close this location have been estimated to be approximately $1,000. These costs include removing signage from the exterior of the building, reprinting promotional material to remove the Bountiful location address and updating the company website to remove the Bountiful salon service menu and contact information.

Government Regulation, page 5

3. We note your response to comment five of our letter dated July 19, 2010. Given that you believe that climate change legislation and green house gas regulation will not have “any specific effect” on your operations, it is still unclear why the macro discussion of emissions of greenhouse gases pursuant to the United Nations Framework Convention on Climate Change and the Kyoto Protocol is material to the operation of your business. It would appear that the second paragraph of your supplemental response to our prior comment highlights the environmental aspects of your business that you desire to highlight in your filing. Please revise accordingly.

RESPONSE: We have determined that the Green House Gas Regulation does not specifically effect our operations and as such have removed it from the amended Form 10.

Item 1A. Risk Factors, page 4

4. We note your response to comment six of our letter dated July 19, 2010. Please provide additional disclosure quantifying the amount of capital you will need to obtain to sustain your operations over the next twelve months. In addition, please quantify the additional capital you will need to (a) wind up your operations in Bountiful, (b) fund your new location in Salt Lake City and (c) execute the expansion plan you outline in the new disclosure in the Overview section of your Management’s Discussion and Analysis of Financial Condition and Results of Operation.

RESPONSE: The following has been revised and included in the amended Form 10:

Our ability to continue as a going concern is in doubt absent obtaining adequate new debt or equity financing and achieving sufficient sales levels.

We have limited capital. Because we do not have sufficient working capital for continued operations for at least the next 12 months our continued existence is dependent upon us sustaining operating profitability or obtaining the necessary capital to meet our expenditures. Our operating capital requirements, in excess of what is generated from operations, for the next 12 months are approximately $500,000. This consists of $1,000 to close our Bountiful salon, $250,000 to open our new salon location in Salt Lake City, which is part of our current term expansion plan, and approximately $249,000 for general and administrative costs. At this time, we are still in the process of identifying future salon locations within the Salt Lake valley. The funding for our operations will primarily come from private investors purchasing our Preferred stock as well as obtaining traditional lines of credit and loans to finance equipment, furniture, leasehold improvements and operations. We cannot assure you that we will be able to generate sufficient sales or raise adequate capital to meet our future working capital needs.

Item 2. Financial Information, page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 10

5. We note your response to comment 9 in our letter dated July 19, 2010. Please further expand your disclosure to address why you believe being a public company will enhance your access to the debt and equity markets. Discuss whether you expect to be able to access public or private debt and equity.

RESPONSE: We have already been able to access private equity and debt markets and feel that becoming a publicly reporting company will generate opportunities for our company to access public debt and equity markets that provide investors with a viable exit strategy. We expect to be able to access public equity markets in the foreseeable future.

The following has been revised and included in the amended Form 10:

Becoming a publicly reporting company provides investors with an exit strategy in the event that their investment choices or levels of risk tolerance change over time. We feel that this enhances our ability to attract investors to our company which in turn brings liquidity to the market for our shareholders.

6. We note that on page 10 you state that you “intend to open a third location.” In light of your plans to close your Bountiful location, please revise your disclosure throughout the Form 10 to clarify that you will be operating only two locations going forward.

RESPONSE: The following has been revised and included in the amended Form 10:

We operate two full-service hair and retail salons through our wholly owned subsidiaries, Landis Salons, Inc., and Newby Salon, LLC and intend to open an additional location through our wholly owned subsidiary, Landis Salons II, Inc., before the end of this year. On July 20, 2010, we determined that Newby Salon, LLC did not meet our operational performance measurements or real estate requirements and was closed on August 9, 2010. From August 9, 2010 through the date we open Landis Salons II, Inc., which is expected to open on September 15, 2010, we will be operating one salon. Each of our salons features the Aveda™ line of products.

7. We note your response to comment 10 of our letter dated July 19, 2010. In your response, you state that your “national growth plan provides for additional salon locations in geographic market.” Please disclose which geographic markets you are targeting.

RESPONSE: The following has been revised and included in the amended Form 10:

Our business strategy is to increase same-store sales of services and products, increase operational efficiencies and open additional locations. Our 5 year plan is to open up to 4 additional salons in Salt Lake City Utah and the surrounding areas before expanding our presence nationwide. Our national growth plan provides for additional salon locations in geographic markets which have not been identified at this time.

8. We note from your disclosures on page 3, that you intend to close your Landis Concept Salon on August 15, 2010. Please revise to discuss the impact that this closure will have on your liquidity and capital resources. Describe how you expect the absence of cash flows, or the absence of negative cash flows to impact your future liquidity and capital resources. Discuss any significant past, present, or upcoming cash uses as a result of discontinuing these operations.

RESPONSE: The following has been revised and included in the amended Form 10:

As a result of the recent decision to close the underperforming Bountiful salon, negative cash flows and recurring losses derived from this salon will be eliminated. Operating capital previously used to support this salon will be redirected toward our other salon operations which, we expect, will improve our overall liquidity position.

The costs to close this location have been estimated to be approximately $1,000. These costs include removing signage from the exterior of the building, reprinting promotional material to remove the Bountiful location address and updating the company website to remove the Bountiful salon service menu and contact information.

Other Expenses, net, page 15

9. You disclose that the decrease in other expenses, net for the three and six month periods ended June 30, 2010 were primarily due to decreases of $42,173 and $46,852 on “loss of sale of securities.” Please revise to describe the specific nature of these losses of sale of securities.

RESPONSE: The amounts disclosed as losses on sale of securities are incorrect and do not reflect an adjustment as a result of our audits for the years ended 2008 and 2009. We have taken the steps necessary to properly account for this oversight in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the periods ended June 30, 2009 and June 30, 2008. The audit adjustment is properly reflected in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008.

The following has been revised and included in the amended Form 10:

Three months ended June 30, 2010 and June 30, 2009

Other expenses, net for the three months ended June 30, 2010, increased to $67,165 from $56,184 for the three months ended June 30, 2009, an increase of 20%. This increase over the comparable quarterly periods is primarily due to a decrease of $6,263 on gain on sale of securities and an increase of $3,089 of other expenses. We recorded a gain on the sale of our investment in BizAuctions, Inc. of $6,263 during the three months ended June 30, 2009.

Six months ended June 30, 2010 and June 30, 2009

Other expenses, net for the six months ended June 30, 2010, decreased to $88,916 from $120,756 for the six months ended June 30, 2009, a decrease of 26%. This decrease over the comparable six month periods is primarily due to an increase of $35,924 of other income related to a settlement agreement completed during the six months ended June 30, 2010.

Cash Flows from Investing Activities, page 17

10. We note that you disclose that the primary cause for the transition from cash flow provided by to cash flow used in investing activities was the increase in purchases of equipment and long-term investments. Please disclose the types and material terms of these long-term investments.

RESPONSE: The following has been revised and included in the amended Form 10:

Cash flow used in investing activities for the six months ended June 30, 2010, was $67,397 as compared to cash flow provided by investing activities of $7,886 for the three months ended June 30, 2009. The transition to cash flows used in investing activities is primarily to due to an increase in purchases of equipment for use in the salons and the purchase of a five year certificate of deposit bearing interest at the rate of 2.96% per year.

Cash Flows from Financing Activities, page 18

11. We note that your cash flows from financing activities were impacted by a loan from the Salt Lake City Corporation. Please disclose the material terms and conditions of this loan.

RESPONSE: The material terms of this loan are disclosed in Note 6 of the Notes to Financial Statements. We have referred the reader to this note. The following has been revised and included in the amended Form 10:

Cash flow provided by financing activities for the six months ended June 30, 2010, was $251,000 as compared to cash flow used in financing activities of $89,231 for the six months ended June 30, 2009. The transition to cash flow provided by financing activities over the comparable periods is due to decreases of payments on bank loans in the current period, which decrease was offset by the proceeds from the issuance of preferred stock and the proceeds from the Salt Lake City Corporation loan. See Note 6 of the Notes to Consolidated Financial Statements for additional information on the loan from Salt Lake City Corporation.

Item 5. Directors and Executive Officers, page 22

12. Pursuant to Item 401(e) of Regulation S-K, please provide the name of the Salt Lake City public accounting firm where Mr. Clegg worked from 1999 to 2010.

RESPONSE: Please note that Mr. Clegg was employed from the years 1999 to 2005 in public accounting, not 2010 as this comment indicates. The information on Mr. Clegg has been modified to state the name of the Salt Lake City public accounting firm where he worked from 1999 to 2005 and is included in the amended Form 10 as follows:

Richard G. Clegg was appointed as CEO and to the board of the Company on May 27, 2009, and in March of 2010 Mr. Clegg resigned as CEO and was appointed as CFO. Mr. Clegg is a licensed Certified Public Accountant in the state of Utah. He graduated from Westminster College with a Masters of Business Administration and a Bachelor of Science degree in Accounting from the University of Utah. From October 2005 to April 2010, Mr. Clegg was an accounting supervisor at Cadence Design Systems, Inc. with responsibilities in corporate accounting and financial reporting. From June 1999 to October 2005, Mr. Clegg was employed by Chisholm, Bierwolf & Nilson, a Salt Lake City public accounting firm, as a senior auditor. Mr. Clegg does not hold any position as officer or director of any other publicly held company and as of July 7, 2010 holds 25,000 shares of Series B Preferred stock of the Company.

Item 6. Executive Compensation, page 24

13.	Please tell us in your response letter the calculation, including stock prices, you used to determine the value of the stock awards granted to Mr. Surber and Mr. Fast on December 31, 2008.

RESPONSE: The Series B Preferred shares issued to Mr. Surber and Mr. Fast are convertible into $5.00 worth of Common stock. Since a market for Green’s common stock did not exist on or around October 27, 2008, the shares were issued based on the fair value of services provided by Mr. Surber and Mr. Fast.

Mr. Surber is the President of Landis Salons, Inc. and Newby Salons, LLC and during 2008 devoted a significant portion of his time managing the operations of the salons. Mr. Surber’s services were valued at $250,000. Mr. Fast is a Vice-President of Landis Salons, Inc. and also devoted a substantial portion of his time in establishing a training and education program for the salon stylists. Mr. Fast’s services were valued at $100,000.

Item 7. Certain Relationship and Related Transactions and Director Independence, page 23

14. We note your response to comment 27 in our letter dated July 19, 2010. Further explain the business purpose behind this transaction.

RESPONSE: The business purpose behind the issuance of a $3,000,000 8% Senior Subordinated Convertible Redeemable Debenture was to acquire controlling interest in Landis Salons, Inc. and Newby Salons, Inc. which hold the salon operations of the Company.

Item 10. Recent Sales of Unregistered Securities, page 29

15.	We note that on July 7, 2010 you issued $25,000 shares of restricted Series B Preferred Stock to Richard G. Clegg pursuant to the terms of his employment agreement with a related party. Please revise your disclosure to provide the name of the related party.
Please describe the terms of Mr. Clegg’s employment agreement that obligated you to issue these shares. If the company has ongoing compensatory obligations to Mr. Clegg pursuant to this employment agreement, please file it as an exhibit pursuant to Item 601 of Regulation S-K or explain why you are not required to file this employment agreement. In addition, please provide a summary of the material terms of this employment agreement pursuant to Item 402 of Regulation S-K.

RESPONSE: Mr. Clegg has an employment agreement with Diversified Holdings I, Inc. which has been disclosed in our Form 10/A. Diversified Holdings I, Inc. is a subsidiary of Nexia Holdings, Inc. and a sister company to Green Endeavors, Ltd. Mr. Clegg is an officer and director of Green Endeavors, Ltd. and provides management and accounting services to various companies under Nexia Holdings’ control. Pursuant to his employment agreement with Diversified Holdings I, Inc., Mr. Clegg is to receive a sign-on bonus of $250,000 to be paid in the form of stock from the various companies for which he provides bona-fide services. The Company does not have any further compensatory obligation to Mr. Clegg, however, could at any time compensate Mr. Clegg for services provided directly to Green Endeavors, Ltd. or its subsidiaries.

16. Please file a copy of the agreement between you and AmeriResource Technologies, Inc. regarding the exchange of 650,000 shares of your Supervoting Preferred stock for 52,000 shares of your Series B Preferred stock. Please add a description of this transaction to Certain Relationships and Related Transactions, including the process you used to evaluate and approve this transaction and the directors and executive officers involved in that process.

RESPONSE: The following has been revised and included in the amended Form 10:

On June 24, 2010, the Board of Directors approved the purchase of 650,000 shares of Green’s Super voting Preferred stock from AmeriResource Technologies, Inc. in exchange for 52,000 shares of Green’s Series B Preferred stock. The number of Series B Preferred shares issued in this transaction was determined based on one share of Green’s Super voting Preferred stock being equivalent to 10 shares of Common stock and each Series B Preferred share is convertible into $5.00 of Common stock. The shares were valued at $260,000, or $0.04 per share, which was the closing price of the stock on June 23, 2010. The officers and directors for of each company evaluated and approved the transaction as being in the best interest and for the benefit of each entity. Green’s officers and directors include: Richard D. Surber, Richard G. Clegg and Logan C. Fast. AmeriResource Technologies, Inc.’s officers and directors include: Delmar A. Janovec.

17.	Please explain why you have not filed the 8% Series A Senior Subordinated Convertible Redeemable Debenture you issued to Akron Associates, Inc. as an exhibit pursuant to Item 601 of Regulation S-K.

RESPONSE: We have included this as an exhibit to the amended Form 10.

18.	We note your response to comment 32 of our letter dated July 19, 2010. Given that there is no relationship between Akron Associates, Inc. and Diversified Holdings I, Inc., please disclose why you issued a convertible debenture to Akron Associates, Inc. and in exchange reduced the principle amount of Diversified Holdings I, Inc.’s outstanding convertible debenture.

RESPONSE: Diversified Holdings I, Inc. entered into an agreement with Akron Associates, Inc. whereby Diversified Holdings I, Inc. desired to assign and Akron Associates, Inc. desired to purchase $100,000 of the debenture for $50,000.

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing:
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing: and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of Untied States.

If you have additional comments or questions please contact me.

Sincerely,

/s/ Richard D. Surber
Richard D. Surber
President and Chief Executive Officer

cc:

Richard G. Clegg, CFO Michael Golightly, Legal Counsel

Dave Madsen, Madsen & Associates CPA’s, Inc.